UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits shall be incorporated by reference into the Company’s effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-218297), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

On October 11, 2017, Intellipharmaceutics International Inc. (the “Company”) entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors (the “Purchasers”) providing for the purchase and sale by the Company of an aggregate 3,636,364 common shares of the Company’s common stock, no par value (the “Common Shares”), at a purchase price of US$1.10 per share. Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreements, the Company also sold warrants to purchase up to an aggregate of 1,818,182 Common Shares (the “Warrants”). The aggregate gross proceeds for the sale of the Common Shares and Warrants is expected to be approximately US$4.0 million. The Warrants will be initially exercisable commencing six months from the issuance date at an exercise price equal to $1.25 per full Common Share, subject to adjustments as provided under the terms of the Warrants. The Warrants will expire 30 months after the initial exercise date. The closing of the sales of these securities under the Purchase Agreements are expected to occur on or about October 13, 2017, subject to the satisfaction of customary closing conditions.

The net proceeds to the Company from the transactions, after deducting the placement agent’s fees and expenses (not including the Wainwright Warrants, as defined below), the Company’s estimated offering expenses, and excluding the proceeds, if any, from the exercise of the Warrants, are expected to be approximately $3.4 million. The Company currently intends to use the net proceeds of this offering for general corporate purposes, which may include working capital, capital expenditures, research and development, accounts payable and other commercial expenditures.

The Common Shares (but not the Warrants or the Common Shares underlying the Warrants) were offered and sold by the Company through a prospectus supplement pursuant to the Company's shelf registration statement on Form F-3 which was originally filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2017 and subsequently declared effective on July 17, 2017 (File No. 333-218297) (the “Registration Statement”). The Company will file a prospectus supplement and the accompanying prospectus in connection with the sale of the Common Shares.

The Warrants and the shares issuable upon exercise of the Warrants are being sold and issued without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

The Company also entered into an engagement letter (the “Engagement Letter”) with H.C. Wainwright & Co., LLC (“Wainwright”) on October 10, 2017, pursuant to which Wainwright agreed to serve as exclusive placement agent for the issuance and sale of the Common Shares and Warrants. The Company has agreed to pay Wainwright a cash fee equal to 7% of the aggregate gross proceeds received by the Company from the sale of the securities in the transactions. Pursuant to the Engagement Letter, the Company also agreed to grant to Wainwright or its designees warrants to purchase up to 5% of the aggregate number of shares sold in the transactions and issued on closing (the “Wainwright Warrants”). The Engagement Letter has indemnity and other customary provisions for transactions of this nature. The Wainwright Warrants have substantially the same terms as the Warrants, except that the exercise price of the Wainwright Warrants equals US$1.375 per share. The Wainwright Warrants and the shares issuable upon exercise of the Wainwright Warrants will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and in reliance on similar exemptions under applicable state laws. The Company will also pay Wainwright a reimbursement for non-accountable expenses of US$25,000 and up to US$40,000 for invoiced fees and expenses of legal counsel and other invoiced out-of-pocket expenses. In addition, the Company will also pay Wainwright a reimbursement for up to US$10,000 for the out-of-pocket costs of clearing agent settlement and financing, if any.

The forms of Purchase Agreement, the Warrant and the Wainwright Warrant, as well as the Engagement Letter are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, hereto. The foregoing summaries of the terms of these documents do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, which are incorporated herein by reference. The benefits of the representations, warranties and covenants set forth in such documents are intended only for the parties to such agreements or instruments and do not constitute continuing representations, warranties or covenants of the Company to any future or other investors.

A copy of the opinion of Gowling WLG (Canada) LLP, relating to the legality of the issuance and sale of the securities in the Offering is attached as Exhibit 5.1 hereto.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant) /s/Andrew Patient
Date: October 12, 2017	Andrew Patient Chief Financial Officer

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Gowling WLG (Canada) LLP as to the legality of the securities offered.

23.1	Consent of Gowling WLG (Canada) LLP (included in opinion of Gowling WLG (Canada) LLP filed as Exhibit 5.1).

99.1	Form of Securities Purchase Agreement, dated October 11, 2017, by and between Intellipharmaceutics International Inc. and the purchaser named therein.

99.2	Form of Warrant.

99.3	Form of Wainwright Warrant.

99.4	Engagement Letter between Intellipharmaceutics International Inc. and H.C. Wainwright & Co., LLC, dated as of October 10, 2017.